UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number  1-3268

                                CENTRAL HUDSON GAS & ELECTRIC CORPORATION

(Exact name of registrant as specified in its charter)

284 South Avenue, Poughkeepsie, New York 12601-4839

                                                                   (845) 452-2000

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

                                                               Medium Term Notes

(Title of each class of securities covered by this Form)

                                                                          None

(Titles of all other classes of securities for which a duty to file reports under

Section 13(a) or 15(d) remains)

            Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)	☒
Rule 12h-3(b)(2)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:      ten

            Pursuant to the requirements of the Securities Exchange Act of 1934, Central Hudson Gas & Electric Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 25, 2013                                                       CENTRAL HUDSON GAS

                                                                                     & ELECTRIC CORPORATION

By:   /s/ Steven V. Lant

  Steven V. Lant

  Chairman of the Board and Chief Executive Officer

Instruction:  This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.